Exhibit 99.1

Tuya Inc. Announces Results of Annual General Meeting

SANTA CLARA, Calif. June 19, 2025 /PRNewswire/—Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading cloud platform service provider, today announced the results of its annual general meeting (the “Annual General Meeting”) held at 2:00 p.m. Hong Kong time on June 19, 2025 in Hangzhou, China. The Company announced that each of the proposed resolutions submitted for shareholders’ approval as set forth in the notice of Annual General Meeting dated May 16, 2025, Hong Kong time, has been adopted at the Annual General Meeting.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AIoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AIoT developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Investor Relations Contact

Tuya Inc.
Investor Relations
Email: ir@tuya.com

The Blueshirt Group
Gary Dvorchak, CFA
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Email: gary@blueshirtgroup.co

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Haiyan LI-LABBE
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